Innovation Beverage Group Limited
29 Anvil Road
Seven Hills, NSW 2147
Australia

August 2, 2022

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sherry Haywood and Evan Ewing

Re:	Innovation Beverage Group Ltd
Amendment No. 3 to the Draft Registration Statement on Form F-1 Submitted July 15, 2022 File No. 0001924482

Dear Ms. Haywood and Mr. Ewing:

Innovation Beverage Group Ltd (the “Company” or “IBG”) previously submitted Amendment No. 3 to the Company’s Draft Registration Statement on Form F-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on July 15, 2022. Amendment No. 4 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on July 27, 2022 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4 and all references to page numbers in such responses are to page numbers in Amendment No. 4.

Amendment No. 3 to the Draft Registration Statement on Form F-1

Cover Page

1.       We note that the shares underlying the underwriter warrants are being registered pursuant to this registration statement. Please explain why you have not checked the Rule 415 delayed or continuous basis box on the cover page.

Response: The Company acknowledges the Staff’s comment and has checked the Rule 415 delayed or continuous basis box.

Business, page 47

2.       We note your revision made in response to our prior comment 3 with the added inclusion of footnote (1) to the table. Please further expand this footnote to disclose that you manage or operate your business in two geographical segments, Australia and the United States, and that for accounting purposes, the revenue allocation is different in segment Note 11 given that the export sales to the U.S. Market as shown in this chart, represent revenue generated from sales to your customers or distributors located in the Australia Market, who in turn distribute the sale of those products onward to consumers in the U.S. Market.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure as requested.

3.       We note that your flagship Australian Bitters Company brand accounted for approximately 75% of your revenues in 2021 and that Sway Energy has a purchase option to acquire the formulations of Australian Bitters Company and Bitter Tales for $2 million. Please provide appropriate disclosure in the prospectus summary, business section and risk factors section highlighting that it appears a majority of your brands can be acquired by Sway Energy at its option.

Response: The Company acknowledges the Staff’s comment and respectfully clarifies that the purchase option solely regards the formulations of only two of the brands. The Company has revised the disclosures in the prospectus summary, business section, and risk factor section to address the purchase option.

Intellectual Property, page 69

4.       Please update the intellectual property section to clarify the intellectual property and trademarks that you own and the intellectual property and trademarks that you use under license. For example, we note that you sold your intellectual property rights, including related formulations, associated with the Twisted Shaker brand to Sway Energy.

Response: The Company acknowledges the Staff’s comment and has revised the section to include a chart identifying intellectual property rights by brand.

Related Party Transactions, page 80

5.       We note your response to comment 5. We further note that Meena Beri is Sahil Beri’s mother. Please provide your analysis as to why the Beri Loan is not an indirect loan to Sahil Beri under Section 402 of the Sarbanes-Oxley Act of 2002.

Response: The Company acknowledges the Staff’s comment and, respectfully, believes that the plain meaning of Section 13(k)(1) indicates that this is not indirectly maintained credit for Sahil Beri.

Section 402(a) of the Sarbanes-Oxley Act of 2002 amended the Securities Exchange Act of 1934, as amended (“Exchange Act”), by adding a new Section 13(k) that contains a provision making it unlawful for any “issuer (as defined in section 2 of the Sarbanes-Oxley Act of 2002), directly or indirectly, including through any subsidiary, to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of that issuer.”

Section 2 of the Sarbanes-Oxley Act of 2002 defines the term “issuer” as meaning an “issuer (as defined in section 3 of the Securities Exchange Act of 1934 (15 U.S.C. 78c)), the securities of which are registered under section 12 of that Act (15 U.S.C. 78l), or that is required to file reports under section 15(d) (15 U.S.C. 78o(d)), or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 (15 U.S.C. 77a et seq.), and that it has not withdrawn.”

As of the Company’s confidential filing of the registration statement, the Company is not indirectly maintaining credit for Sahil Beri. The debt is owed by Meena Beri, and the funds underlying such debt were issued by the Company to Amit Beri. Through an arms-length transaction on June 30, 2021, the Company issued the Beri Loan to Amit Beri, and subsequently on December 27, 2021, Meena Beri assumed the debt and became solely responsible for its repayment.

6.       We note your disclosure that “[t]he conflicts of interest came to an end in April 2022 when Amit Beri transferred all of his ordinary shares in IBG and resigned as the CEO of IBG, and Meena Beri resigned as a director of IBG.” Amit Beri is the current CEO and a director of Sway Energy and the brother of Sahil Beri. Please revise to remove the implication that there are no conflicts of interest between the company, Amit Beri and Sway Energy. Additionally, please disclose that there are potential conflicts of interests in the prospectus summary, business section and related party transactions section, and add a risk factor discussing these potential conflicts of interest.

Response: The Company acknowledges the Staff’s comment and has revised the section such that the implication is removed and the potential conflict of interest is disclosed in the prospectus summary, business section, related party transactions section, and risk factor section.

Experts, page 104

7.       Please expand this section to further reference Accell Audit & Compliance, P.A. as also an expert pertaining to their audit report on the financial statements for the fiscal years ended December 31, 2020 and 2019 of Reg Liquors, LLC (d/b/a Wired For Wine). In addition, for the current disclosure, please specify that the audit report on the financial statements for the years ended December 31, 2021 and 2020 pertain to Innovation Beverage Group Limited (formerly Australian Boutique Spirits Pty Limited).

Response: The Company acknowledges the Staff’s comment and has revised the section as requested.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

Dean Huge
Chief Executive Officer

cc: Darrin Ocasio